UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NEWMARKET CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

651587 10 7

(CUSIP Number)

Thomas E. Gottwald

330 South Fourth Street

Richmond, Virginia 23219

Telephone No. 804-788-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 651587 10 7	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 581,881
	8	SHARED VOTING POWER 25,754
	9	SOLE DISPOSITIVE POWER 581,881
	10	SHARED DISPOSITIVE POWER 25,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note: This Amendment No. 1 amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2018 by Thomas E. Gottwald with respect to shares of common stock, without par value, of NewMarket Corporation. Capitalized terms used in this Amendment No. 1 and not defined herein have the respective meanings assigned to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

As of November 26, 2024, the Reporting Person beneficially owns 607,635 Shares, which represents approximately 6.3% of the outstanding Shares. This percentage calculation is based on a total number of outstanding shares of Common Stock of 9,577,446 as of November 21, 2024, which number was provided to the Reporting Person by the Issuer.

The first sentence of Item 5(b) is hereby amended and restated as follows:

The Reporting Person has sole voting and dispositive power with respect to 581,881 of the Shares described in Item 5(a) above and shared voting and dispositive power with respect to 25,754 of the Shares described in Item 5(a) above (the “Shared Shares”).

Item 5(c) is hereby amended and restated as follows:

On November 26, 2024, the Reporting Person received 65,143 Shares upon the termination of a grantor retained annuity trust established by the Reporting Person’s father, which terminated in accordance with its terms. The Reporting Person was one of the remaindermen of the trust. Also on November 26, 2024, a grantor retained annuity trust established by the Reporting Person terminated in accordance with its terms and the 11,940 Shares remaining in the trust were transferred to the remaindermen of the trust in accordance with the terms of the trust. The Reporting Person has not engaged in any other transactions in Shares in the past 60 days, other than regular, periodic purchases of Shares by the plan trustee pursuant to the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Savings Plan”).

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

5. 2023 Incentive Compensation and Stock Plan (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q (File No. 1-32190) filed July 27, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2024	/s/ Thomas E. Gottwald
Thomas E. Gottwald